SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town, 8001
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
Results of the M-Net Supersport Scheme of
Arrnagement, dated May 18, 2004.

South Africa, 18 May 2004 - Naspers Limited (JSE: NPN, NASDAQ: NPSN) advised that in terms of the M-Net and SuperSport scheme of arrangement and the forms CB and FX submitted on 5 March 2004 Naspers issued 17 532 061 new Naspers N ordinary shares on the JSE Securities Exchange South Africa.
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For further information:
Mark Sorour
Tel: +27 83 444 0007
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IMPORTANT INFORMATION
Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NASPERS LIMITED
Date: May 18, 2004 by:          /s/ Stephan J. Z. Pacak
Name: Stephan J. Z. Pacak
Title: Director